

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2010

Mr. Robert B. Mills
Chief Financial Officer
Assured Guaranty, Ltd.
30 Woodbourne Avenue
Hamilton HM 08
Bermuda

> **Re:** **Assured Guaranty Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 10, 2010**
> **File No. 001-32141**

Dear Mr. Mills:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Net Earned Premiums, page 105

1. You state that the increase in financial guaranty direct net premiums earned in 2009 compared to 2008 is primarily attributable to the AGMH Acquisition offset slightly by the effects of conforming accounting policies and earnings methodologies between and higher refundings AGC and AGMH. Please revise your disclosure to clarify whether AGMH accounting policies were conformed to your pre-existing policies and to quantify the impact of conforming your accounting policies. If you conformed your accounting policies to those of AGMH, please explain to us whether a preferability letter is required.

Goodwill and settlement of Pre-Existing Relationship, page 114

2. Please revise to disclose the method you used to determine the preexisting relationship settlement amount. Please refer to ASC 805-10-50-2.e.4.

Notes to Consolidated Financial Statements

2. AGMH Acquisition, page 184

3. Please revise your disclosure to indicate that you applied the acquisition method of accounting and that you recorded the identifiable assets acquired and liabilities assumed at their fair values on the acquisition date. Please see ASC 805-10-25-1 and ASC 805-20-25-1. In this regard, unlike the purchase method, the acquisition method does not allocate a purchase price to the assets acquired and liabilities assumed; the purchase method included acquisition costs in the purchase price and required an allocation of that total acquisition cost.

2. AGMH Acquisition
Application of Financial Guaranty Insurance Accounting to the AGMH Acquisition, page 187

4. Please tell us how your accounting treatment complies with ASC 944-805-30-1. In this regard, tell us why you recorded deferred premium revenue at the estimated premium that a similarly rated hypothetical financial guarantor would demand to assume each policy rather than recording it at the unamortized amount based on the unexpired portion of the contracts acquired as of the acquisition date following your accounting policy, except that amounts that have been received on the contract before that date would be excluded. Then, it would seem to follow that the amount of loss and loss adjustment expense reserves should be recorded using your accounting policy. Similarly, it would seem to us that this treatment would be afforded to ceded unearned premium reserve and reinsurance recoverable on unpaid losses. After the components are recorded including premium receivable, it would then seem that an other liability, representing the unfavorable

contracts acquired and equating to the difference between the components and the fair value of the contracts acquired as indicated in ASC 944-804-30-1.b., should be recorded.

Loss and Loss Adjustment Expense Reserves, page 197

5. You disclose here and in your discussion of the AGMH Acquisition on page 188 that you charge claims paid that have not yet been expensed to a contra account of your unearned premium reserve. It appears that that has the effect deferring the recognition of an incurred claim in your statement of operations. Please provide us an analysis with reference to authoritative literature demonstrating how this accounting complies with GAAP.

5. Financial Guaranty Contracts Accounted for as Insurance Contracts

Significant Risk Management Activities, page 210

6. Please revise your disclosure to clarify, if true, that the "number of risks" identified in your table on page 212 is the number of insurance policies in each of your surveillance categories.

U.S. Second Lien RMBS: HELOCs and CES, page 215

7. On page 218 you disclose that as of December 31, 2009 you performed, through several loan file diligence firms and law firms, a detailed review of approximately 18,800 loan files representing nearly $1.5 billion in outstanding par of defaulted second lien loans underlying insured transactions, and identified a material number of defaulted loans that breach representations and warranties regarding the characteristics of the loans in the securitized transactions. You also disclose that you continue to review loan files for breaches, that you have reached agreement to have $147.1 million of the second lien loans repurchased and that you included in your loss estimates for second liens an estimated benefit for repurchases of $905.1 million, of which $448.1 million is netted from your GAAP loss reserves, with the remainder related to policies whose calculated expected loss is less than its deferred premium revenue. Please address the following comments:

    - Please revise your disclosure to clarify whether you have initiated legal proceedings to recover amounts associated with breaches of representations and warranties. In this regard, it appears from your disclosure that the amount of these recoveries is subject to uncertainty due in part to negotiated settlements or litigation, but it is unclear whether you initiated litigation.
    - Please revise your disclosure, here or in MD&A, to clarify how you estimated your recoveries. Please describe the process you undertook to estimate the amount of recoveries. Please clarify:
        o How you identified the files to review;
        o What you characterize as a breach warranting recovery;
        o Whether and how you extrapolated the results of your loan file reviews to other loans in your insured securitizations; and

- - Whether you include any gain contingencies, such as damages, in your distribution of possible recoveries and why such inclusion is appropriate.
- With a view toward understanding the relationship between recoveries recorded and your potential exposures, please revise your disclosure, here or in MD&A, to:
  - Quantify the number of policies on which you recorded recoveries associated with breaches of representations and warranties;
  - Quantify the principal and interest exposure related to the recoveries you recorded and how they relate to your disclosures regarding policies under surveillance as disclosed on page 212.
- With a view toward understanding the relationship between the recoveries recorded for breaches of representations and warranties and all recoveries, please revise your disclosure, here or in MD&A, to:
  - Summarize in one place the amount of recoveries related to breaches of representations and warranties. In this regard, it appears that you have reflected in your loss reserve estimates $905.7 million associated with second lien transactions as disclosed on page 218, and $268.0 million associated with first lien transactions as disclosed on page 223, and it is unclear whether there are other recoveries related to breaches of representations and warranties.
  - Please clarify how recoveries for breaches of representations and warranties relate to the $225.9 million net recoverable asset as disclosed on page 213 and the $1,505.7 million gross potential recoveries as disclosed on page 212.
- With a view toward understanding when recoveries are initially recognized, the adjustments to previously recorded recoveries and the cash received on the recoveries, please provide a rollforward of recoveries similar to the loss reserve rollforward pursuant to ASC 944-40-50-3. Please revise your disclosure to discuss the changes in your estimates from prior periods.
- Please revise your disclosure to indicate when you expect to receive these recoveries.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Change in Fair Value of Credit Derivatives, page 123

8. You disclose on page 126 that your estimate of expected claim payments related to BIG credit impaired CDS includes a benefit for breaches of representations and warranties of approximately $57 million. Please explain to us whether and, if so, how you included these recoveries in your estimate of the fair value of these CDS. In addition, please explain to us how your CDS agreements are written to address representations and warranties regarding the quality of underlying loans. In your response, please clarify whether these CDS are written with the securitization trust sponsor or the holder of a certificated interest in the trust.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant